Exhibit 99.18

MEMORANDUM OF

UNDERSTANDING

THIS MEMORANDUM OF UNDERSTANDING (this “Memorandum”) is dated the 30th day of January, 2008 between ALCOA INC. (referred to below as “Alcoa”) and ALUMINUM CORPORATION OF CHINA (referred to below as “Chinalco”).

Introduction

History

Alcoa has a long history of supporting aluminum investments in China, including supporting the successful IPO of Chinalco’s subsidiary, Aluminum Corporation of China Ltd., in 2001.  This background will allow us to work more quickly toward a potential transaction which is in our mutual best interest.

Alcoa is a major metals producer in Australia, Canada, the US and Europe and believes it could play a critical role supporting Chinalco in its growth.  Alcoa’s recent contacts with the various host governments and regulatory agencies  were very positive.

The ongoing discussions between Chinalco and Alcoa have been conducted in a friendly and productive manner and have been based on a desire for mutual benefits for the parties.

Joint Investment

Chinalco has created a special purpose vehicle company in Singapore (“SPV”) with the intent to acquire up to 14.9% of the ordinary shares (including any American Depositary Shares) of Scorpio North (the “Scorpio Interest”).  In connection with this, we have discussed the following.

Participation with SPV -

•                  Alcoa will loan SPV 5% of the total funds required to purchase the Scorpio Interest.  This loan is expected to be approximately US$1.0 billion, but will not exceed US$1.2 billion.

•                  Upon receipt of all necessary governmental approvals, Alcoa will convert the loan into SPV equity shares in the same proportion as the percentage of equity to debt as Chinalco maintains in SPV.  For example, if, as expected, Chinalco funds SPV using 30% equity and 70% debt and Alcoa’s loan is US$l billion, then US$300 million of Alcoa’s loan would be converted to equity in SPV and US$700 million would remain as debt.

•                  Alcoa will have the option to convert additional portions of the loan, and/or to loan additional funds as agreed by the parties.

•                  The interest obligation on the non-converted portion of the loan would be separately funded by Alcoa, if necessary, by additional contributions to SPV by Alcoa.

•                  Alcoa would not, as an equity owner of SPV, be obligated for any repayment of interest on the remaining debt or obligations of SPV, unless otherwise agreed as part of the exercise of Alcoa’s option.

•                  The loan by Alcoa to SPV would be secured by SPV’s Scorpio shares.

•                  Alcoa may at its option exit SPV at any time after an agreed upon initial holding period.  Upon such exit or other liquidation or dissolution of SPV, one of the following will occur, at Chinalco’s option: (i) SPV will distribute in kind to Alcoa a number of Scorpio shares held by SPV in an amount proportionately equivalent to Alcoa’s total debt and equity interest in SPV (the “Equivalent Scorpio Shares”) or (ii) Chinalco or SPV will purchase Alcoa’s debt and equity interest in SPV at a price equal to the then current market value of the Equivalent Scorpio Shares.

•                  Alcoa will bear the market risk of the value of the Equivalent Scorpio Shares.

Initial Implementation of the Cooperation

The attached form of a Convertible Note will be executed by Alcoa and SPV with this MOU for the initial loan by Alcoa to SPV to implement the acquisition of the Scorpio Interest.

Next Steps

Subsequent to this Memorandum, the parties will enter into a binding shareholder agreement setting forth the governance provisions of SPV, including memorializing the above as well as normal provisions relating to minority shareholder protections and anti-dilution protections.   The parties will negotiate and finalize all other necessary or desirable documents as are reasonably required to effect the intention of the parties within 30 days of the purchase of the Scorpio Interest by SPV.

Confidentiality

The parties hereto have signed a Secrecy Agreement dated January 29, 2008, regarding the confidentiality and limited use, as provided therein, of the information exchanged during the course of discussions concerning the transactions contemplated by this Memorandum.

Public Announcements and Press Releases

The parties will coordinate and consult with each other on public comments, press releases or announcements concerning the subject matter of this Memorandum.

Non-Binding

But for the obligations of confidentiality and public announcements, the provisions of this Memorandum do not constitute, and shall not be construed as creating, a binding contractual commitment or legally enforceable agreement.  None of the parties, nor any of their stockholders, directors and officers shall have any liability hereunder, and any of the parties shall be free to terminate any negotiations or discussions concerning the transactions contemplated by this Memorandum at any time prior to execution and delivery of a mutually satisfactory Convertible Note to begin the implementation of the subject matter hereof.  The contemplated transactions are subject to the prior approval of the management and Boards of Directors of the parties and their parent companies, and by relevant governmental authorities.

Originals

This Memorandum is executed in two originals.  Each Party shall retain an original of this Memorandum.

Signed by authorized representatives of each party on the date indicated:

ALCOA INC.		ALUMINUM CORPORATION OF CHINA

By:	/s/ BARBARA S. JEREMIAH	By:	/s/ Xiao Yaqing
Name:	Barbara S. Jeremiah	Name:	Xiao Yaqing
Title:	Executive Vice President	Title:	President
Date:	January 30, 2008	Date:	January 30, 2008